Exhibit 99.1

As used herein, the “Company” or “AMPSA” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2025			Three months ended June 30, 2024
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,455	—	1,455	1,259	—	1,259
Cost of sales		(1,257)	(13)	(1,270)	(1,081)	(9)	(1,090)
Gross profit		198	(13)	185	178	(9)	169
Sales, general and administration expenses		(67)	(1)	(68)	(76)	(1)	(77)
Intangible amortization		(35)	—	(35)	(37)	—	(37)
Operating profit		96	(14)	82	65	(10)	55
Net finance expense	6	(59)	(8)	(67)	(51)	—	(51)
Profit before tax		37	(22)	15	14	(10)	4
Income tax charge		(11)	1	(10)	(4)	2	(2)
Profit for the period		26	(21)	5	10	(8)	2

Profit attributable to:
Equity holders				5			2
Non-controlling interests				—			—
Profit for the period				5			2

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$—			$(0.01)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2025			Six months ended June 30, 2024
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,723	—	2,723	2,400	—	2,400
Cost of sales		(2,373)	(15)	(2,388)	(2,091)	(17)	(2,108)
Gross profit		350	(15)	335	309	(17)	292
Sales, general and administration expenses		(142)	(2)	(144)	(146)	(4)	(150)
Intangible amortization		(68)	—	(68)	(73)	—	(73)
Operating profit		140	(17)	123	90	(21)	69
Net finance expense	6	(115)	(2)	(117)	(103)	17	(86)
Profit/(loss) before tax		25	(19)	6	(13)	(4)	(17)
Income tax (charge)/credit		(7)	1	(6)	4	3	7
Profit/(loss) for the period		18	(18)	—	(9)	(1)	(10)

Profit/(loss) attributable to:
Equity holders				—			(10)
Non-controlling interests				—			—
Profit/(loss) for the period				—			(10)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.02)			$(0.04)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
	Note	$'m	$'m	$'m	$'m
Profit/(loss) for the period		5	2	—	(10)

Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(34)	—	(47)	—
		(34)	—	(47)	—
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(20)	14	(36)	7
-Movement out of reserve to income statement		15	1	25	(1)
-Movement in deferred tax		(1)	(1)	—	(1)
		(6)	14	(11)	5
Loss recognized on cost of hedging
-New fair value adjustments into reserve		(1)	—	(1)	—
		(1)	—	(1)	—
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	1	4	8	9
-Deferred tax movement on re-measurement of employee benefit obligations		—	(2)	(2)	(3)
		1	2	6	6

Total other comprehensive (expense)/income for the period		(40)	16	(53)	11

Total comprehensive (expense)/income for the period		(35)	18	(53)	1

Attributable to:
Equity holders		(36)	18	(54)	1
Non-controlling interests		1	—	1	—
Total comprehensive (expense)/income for the period		(35)	18	(53)	1

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2025	2024
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,242	1,223
Property, plant and equipment	8	2,526	2,480
Derivative financial instruments		2	2
Deferred tax assets		73	64
Employee benefit assets		11	10
Other non-current assets		59	53
		3,913	3,832
Current assets
Inventories		471	382
Trade and other receivables		532	332
Contract assets		269	251
Income tax receivable		36	35
Derivative financial instruments		11	20
Cash, cash equivalents and restricted cash		256	610
		1,575	1,630
TOTAL ASSETS		5,488	5,462

Equity attributable to owners of the parent
Equity share capital	9	267	267
Share premium	9	5,989	5,989
Other reserves		(5,718)	(5,660)
Retained earnings		(864)	(738)
		(326)	(142)
Non-controlling interests		8	6
TOTAL EQUITY		(318)	(136)

Non-current liabilities
Borrowings	10	3,949	3,797
Employee benefit obligations		161	154
Derivative financial instruments		24	21
Deferred tax liabilities		147	141
Other liabilities and provisions	12	49	37
		4,330	4,150
Current liabilities
Borrowings	10	112	105
Interest payable		18	19
Derivative financial instruments		85	32
Trade and other payables		1,218	1,250
Income tax payable		28	28
Provisions	12	15	14
		1,476	1,448
TOTAL LIABILITIES		5,806	5,598
TOTAL EQUITY and LIABILITIES		5,488	5,462

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

			Foreign	Cash	Cost
			currency	flow	of				Non-
	Share	Share	translation	hedge	hedging	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9
At January 1, 2024	267	5,989	(10)	(23)	—	(5,654)	(469)	100	6	106
Loss for the period	—	—	—	—	—	—	(10)	(10)	—	(10)
Other comprehensive income	—	—	—	5	—	—	6	11	—	11
Hedging losses transferred to cost of inventory	—	—	—	5	—	—	—	5	—	5
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(2)	—	(2)	—	(2)
Dividends (Note 14)	—	—	—	—	—	—	(132)	(132)	—	(132)
At June 30, 2024	267	5,989	(10)	(13)	—	(5,656)	(605)	(28)	6	(22)

At January 1, 2025	267	5,989	—	(8)	—	(5,652)	(738)	(142)	6	(136)
Profit for the period	—	—	—	—	—	—	—	—	—	—
Other comprehensive (expense)/income	—	—	(48)	(11)	(1)	—	6	(54)	1	(53)
Hedging losses transferred to cost of inventory	—	—	—	3	—	—	—	3	—	3
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(1)	—	(1)	1	—
Dividends (Note 14)	—	—	—	—	—	—	(132)	(132)	—	(132)
At June 30, 2025	267	5,989	(48)	(16)	(1)	(5,653)	(864)	(326)	8	(318)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	13	319	315	43	(1)
Net interest paid		(82)	(78)	(99)	(93)
Settlement of foreign currency derivative financial instruments		(24)	6	(31)	1
Income tax paid		(3)	(9)	(13)	(11)
Cash flows from/(used in) operating activities		210	234	(100)	(104)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(42)	(36)	(81)	(99)
Proceeds from disposal of property, plant and equipment		—	—	—	1
Net cash used in investing activities		(42)	(36)	(81)	(98)

Cash flows (used in)/received from financing activities
Proceeds from borrowings		—	1	—	214
Repayment of borrowings		(4)	(24)	(6)	(33)
Deferred debt issue costs paid		(2)	—	(3)	—
Lease payments		(26)	(23)	(51)	(44)
Dividends paid	14	(66)	(66)	(132)	(132)
Net cash (used in)/received from financing activities		(98)	(112)	(192)	5

Net increase/(decrease) in cash, cash equivalents and restricted cash		70	86	(373)	(197)

Cash, cash equivalents and restricted cash at beginning of period		177	155	610	443
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash		9	(5)	19	(10)
Cash, cash equivalents and restricted cash at end of period		256	236	256	236

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares and 100% of the issued preferred shares of the Company are indirectly held by Ardagh Group S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Board of Directors of AMPSA (the “Board”) is aware of and continues to monitor the previously announced review of the capital structure of the Ardagh Group. The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure. On May 20, 2025, the Company announced that Ardagh Group S.A. has provided an update regarding its continued discussions with certain holders of its Senior Secured Notes and Senior Unsecured Notes.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,300 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the Board on July 22, 2025.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2025 and 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2024, which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Ardagh Metal Packaging S.A.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about the period extending to at least June 30, 2026.

In arriving at its conclusion, the Board has performed a comprehensive assessment of all available information and internal and external factors. This includes the Group’s continuing favorable trading performance for the six months ended June 30, 2025, the anticipated trading performance for the period extending to at least June 30, 2026, management plans and strategic responses to current and anticipated financial and operational challenges, current and anticipated levels of cash and net debt, the availability and terms of the Group’s committed borrowing facilities, the evolving trade and tariff environment, economic and exchange rate volatility linked to political and geopolitical risks. The Board has also evaluated the matters outlined in the Company’s announcement during the period and the information available to the Board in respect of its indirect controlling shareholder’s continued discussions with certain holders of its Senior Secured Notes and Senior Unsecured Notes, and the separate and distinct AMPSA capital structure from that of its indirect controlling shareholder in respect of its financing arrangements which are highly favorable when compared to current market re-financing conditions available to the Group (see note 10). As a result of the aforementioned factors being considered, including the Group’s continuing favorable trading performance, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2025 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2025 have had or are expected to have a material impact for the Group.

The Board’s assessment of the impact of new standards on the unaudited consolidated interim financial statements, which are not yet effective and which have not been early adopted by the Group, including IFRS 18 ‘Presentation and Disclosure in Financial Statements’ and Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity, on the unaudited consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities

Ardagh Metal Packaging S.A.

of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	5	2	—	(10)
Income tax charge/(credit)	10	2	6	(7)
Net finance expense	67	51	117	86
Depreciation and amortization	114	113	225	222
Exceptional operating items	14	10	17	21
Adjusted EBITDA	210	178	365	312

Segment results for the three months ended June 30, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	615	566	77	79
Americas	840	693	133	99
Group	1,455	1,259	210	178

Segment results for the six months ended June 30, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	1,143	1,047	126	122
Americas	1,580	1,353	239	190
Group	2,723	2,400	365	312

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and six months ended June 30, 2025 (2024: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	605	1	9	615
Americas	—	717	123	840
Group	605	718	132	1,455

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	562	—	4	566
Americas	—	594	99	693
Group	562	594	103	1,259

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,125	3	15	1,143
Americas	—	1,333	247	1,580
Group	1,125	1,336	262	2,723

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,036	1	10	1,047
Americas	—	1,147	206	1,353
Group	1,036	1,148	216	2,400

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Over time	1,162	994	2,191	1,910
Point in time	293	265	532	490
Group	1,455	1,259	2,723	2,400

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Start-up related and other costs	3	9	5	17
Impairment - property, plant and equipment	10	—	10	—
Exceptional items – cost of sales	13	9	15	17
Transaction-related and other costs	1	1	2	4
Exceptional items – SG&A expenses	1	1	2	4
Exceptional finance expense/(income)	8	—	2	(17)
Exceptional items – finance expense/(income)	8	—	2	(17)
Exceptional income tax credit	(1)	(2)	(1)	(3)
Total exceptional items, net of tax	21	8	18	1

ss

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2025

A net charge of $18 million has been recognized as exceptional items in the six months ended June 30, 2025, primarily comprising:

●	$5 million start-up related and other costs in the Americas ($3 million) and in Europe ($2 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$2 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$2 million net exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares of $3 million, partly offset by foreign currency movements.
●	Tax credits of $1 million have been recognized in relation to the above items.

2024

A net charge of $1 million has been recognized as exceptional items in the six months ended June 30, 2024, primarily comprising:

●	$17 million start-up related and other costs in the Americas ($11 million) and Europe ($6 million), primarily relating to the Group’s investment programs.
●	$4 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been recognized relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Senior Facilities interest expense*	40	33	79	66
Net pension interest costs	1	1	2	2
Lease interest cost	6	6	12	12
Losses on derivative financial instruments	3	—	8	—
Foreign currency translation losses	1	—	2	1
Other net finance expense	8	11	12	22
Net finance expense before exceptional items	59	51	115	103
Exceptional net finance expense/(income) (note 5)	8	—	2	(17)
Net finance expense	67	51	117	86

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

During the six months ended June 30, 2025, the Group recognized $12 million (2024: $12 million) of interest paid related to lease liabilities in cash used in operating activities in the unaudited consolidated interim statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangement.

7.     Earnings per share

Basic earnings/(loss) per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement loss and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Earnings/(loss) attributable to equity holders as presented in the income statement	5	2	–	(10)
Less: Dividend on preferred shares (see note 14)	(6)	(6)	(12)	(12)
Loss attributable to equity holders used in calculating earnings per share	(1)	(4)	(12)	(22)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.7	597.7	597.6
Earnings/(loss) per share	$–	$(0.01)	$(0.02)	$(0.04)

Diluted earnings/(loss) per share is consistent with basic earnings/(loss) per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the ordinary shares for the three and six months ended June 30, 2025.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2025	1,223	2,480
Additions	3	113
Impairment	—	(10)
Charge for the period	(68)	(157)
Foreign exchange	84	100
At June 30, 2025	1,242	2,526

At June 30, 2025, the carrying amount of goodwill included within intangible assets was $1,033 million (December 31, 2024: $966 million).

At June 30, 2025, the carrying amount of the right-of-use assets included within property, plant and equipment was $385 million (December 31, 2024: $385 million).

The Group recognized a depreciation charge of $157 million in the six months ended June 30, 2025 (2024: $149 million), of which $47 million (2024: $43 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at June 30, 2025.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2024 and at June 30, 2025	597.7	267	5,989

There were no material share transactions in the six months ended June 30, 2025.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At June 30, 2025, the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	527	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	586	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	316	—
Global Asset Based Loan Facility	USD	333	06-Aug-26	Revolving	—	—	333
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	91
Lease obligations	Various	—	Various	Amortizing	—	370	—
Other borrowings	Various	—	Rolling	Amortizing	—	36	—
Total borrowings						4,085	424
Deferred debt issue costs						(24)	—
Net borrowings						4,061	424
Cash, cash equivalents and restricted cash						(256)	256
Derivative financial instruments used to hedge foreign currency and interest rate risk						46	—
Net debt / available liquidity						3,851	680

The fair value of the Group’s total borrowings, excluding lease obligations at June 30, 2025, is $3,489 million (December 31, 2024: $3,215 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2024 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	468	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	519	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	280	—
Global Asset Based Loan Facility	USD	272	06-Aug-26	Revolving	—	—	272
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	81
Lease obligations	Various	—	Various	Amortizing	—	374	—
Other borrowings	Various	—	Rolling	Amortizing	—	42	—
Total borrowings						3,933	353
Deferred debt issue costs						(31)	—
Net borrowings						3,902	353
Cash, cash equivalents and restricted cash						(610)	610
Derivative financial instruments used to hedge foreign currency and interest rate risk						13	—
Net debt / available liquidity						3,305	963

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2025	2024
	$'m	$'m
Within one year or on demand	112	105
Between one and three years	757	755
Between three and five years	3,177	3,017
Greater than five years	39	56
Total borrowings	4,085	3,933
Deferred debt issue costs	(24)	(31)
Net borrowings	4,061	3,902

Earnout Shares and Private and Public Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

The decrease in lease obligations from $374 million at December 31, 2024 to $370 million at June 30, 2025, primarily reflects $51 million of principal repayments, partly offset by $47 million of new lease liabilities and foreign currency movements in the six months ended June 30, 2025.

At June 30, 2025, the Group had cash drawings of $nil (December 31, 2024: $nil) on the Global Asset Based Loan Facility, which has a maximum cash capacity of $355 million when sufficient working capital is available to fully

Ardagh Metal Packaging S.A.

collateralize the facility. Working capital collateralization limited the available borrowing base to $333 million at June 30, 2025.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility, Senior Secured Term Loan and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net current liability position at June 30, 2025 of $46 million (December 31, 2024: $13 million).

Net investment hedges in foreign operations

The Group has designated $291 million (2024: $350 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $41 million (2024: loss of $11 million) was recognized in relation to this hedge in the Consolidated Statement of Comprehensive Income for the six months ended June 30, 2025.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges for accounting purposes.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing

Ardagh Metal Packaging S.A.

from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.0% (December 31, 2024: 2.1%), with an estimated volatility of 31% (December 31, 2024: 31%). The estimated fair market value at June 30, 2025 was a liability of $4 million (December 31, 2024: asset of $2 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at June 30, 2025.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at June 30, 2025 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement gain of $1 million and a gain of $8 million has been recognized in the Consolidated Interim Statement of Comprehensive Income for the three and six months ended June 30, 2025 (2024: gain of $4 million and $9 million), respectively.

The re-measurement gain recognized for the three months ended June 30, 2025 consisted of an increase in the asset valuations of $3 million (2024: decrease of $4 million) and an increase in the obligations of $2 million (2024: decrease of $8 million).

The re-measurement gain recognized for the six months ended June 30, 2025 consisted of a decrease in the obligations of $7 million (2024: decrease of $14 million) and an increase in the asset valuations of $1 million (2024: decrease of $5 million).

12.   Other liabilities and provisions

	At June 30,	At December 31,
	2025	2024
	$'m	$'m
Other liabilities
Non-current	24	18
Provisions
Current	15	14
Non-current	25	19
	64	51

Other liabilities

Earnout shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 “Financial Instruments: Presentation”, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2024: risk-free rate 4%); and traded closing AMP share price, with estimates of volatility 51%

Ardagh Metal Packaging S.A.

(December 31, 2024: volatility 59%) and dividend yield. The estimated valuations of the liability at June 30, 2025, and December 31, 2024, were $13 million and $10 million, respectively. Changes in the fair market valuation of the Earnout Shares of $3 million have been reflected as exceptional finance expense within net finance expense for the six months ended June 30, 2025 (June 30, 2024: $16 million exceptional finance income). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at June 30, 2025, of approximately $7 million (December 31, 2024: $4 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 4% (December 31, 2024: risk-free rate 4%), with estimates for volatility 51% (December 31, 2024: volatility 59%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at June 30, 2025, and December 31, 2024, were $1 million. Changes in the valuation of the Public and Private Warrants of $nil have been reflected as exceptional finance expense within net finance expense for the six months ended June 30, 2025 (June 30, 2024: $1 million exceptional finance income). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at June 30, 2025 (December 31, 2024: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at June 30, 2025 of $10 million (December 31, 2024: $7 million) within other liabilities and provisions.

13.   Cash generated from/(used in) operating activities

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	5	2	—	(10)
Income tax charge/(credit)	10	2	6	(7)
Net finance expense	67	51	117	86
Depreciation and amortization	114	113	225	222
Exceptional operating items	14	10	17	21
Movement in working capital	113	152	(315)	(271)
Exceptional costs paid, including restructuring	(4)	(15)	(7)	(42)
Cash generated from/(used in) operations	319	315	43	(1)

Ardagh Metal Packaging S.A.

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	60	60	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	—	—	6	6
Interim dividend	6	6	6	6
	66	66	132	132

On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025, to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025.

On April 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on May 15, 2025 to shareholders of record on May 5, 2025. On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on May 15, 2025.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details for all significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and the Ardagh Group. A net charge of $10 million and $19 million has been included in sales, general and administration expenses for the three and six months ended June 30, 2025, respectively (2024: $10 million and $19 million).
(iii)	Earnout Shares – see note 12.
(iv)	Related party transactions and balances between the Group and the Ardagh Group includes a net movement in working capital in the three and six months ended June 30, 2025 of $4 million and $1 million, respectively, related to transaction and other costs charged to the Group by the Ardagh Group (2024: $2 million and $3 million reimbursed to the Group by the Ardagh Group respectively) and a lease liability of $2 million payable to the Ardagh Group at June 30, 2025.
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three and six months ended June 30, 2025.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;

Ardagh Metal Packaging S.A.

●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at June 30, 2025.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

18.   Events after the reporting period

On July 22, 2025, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend will be paid on August 19, 2025 to shareholders of record on August 7, 2025.

On July 22, 2025, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend will be paid on August 19, 2025.

On July 21, 2025, the Group signed an agreement to extend the maturity date of the Global Asset Based Loan Facility from August 6, 2026 to April 30, 2027.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2025, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, which can be impacted by new, expanded or retaliatory tariffs or new trade agreements, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the recently implemented and additional proposed changes to tariffs are likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving environment and the potential impact on the Group.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended June 30, 2025 compared with three months ended June 30, 2024:

	Unaudited
	Three months ended June 30,
	2025	2024
	$'m	$'m
Revenue	1,455	1,259
Cost of sales	(1,270)	(1,090)
Gross profit	185	169
Sales, general and administration expenses	(68)	(77)
Intangible amortization	(35)	(37)
Operating profit	82	55
Net finance expense	(67)	(51)
Profit before tax	15	4
Income tax charge	(10)	(2)
Profit for the period	5	2

Revenue

Revenue in the three months ended June 30, 2025 increased by $196 million, or 16%, to $1,455 million, compared with $1,259 million in the three months ended June 30, 2024. The increase, excluding favorable foreign currency translation effects of $23 million, principally reflects favorable volume/mix effects and the pass through of higher input costs to customers.

Cost of sales

Cost of sales in the three months ended June 30, 2025 increased by $180 million, or 17%, to $1,270 million, compared with $1,090 million in the three months ended June 30, 2024. Pre-exceptional cost of sales increased by $176 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2025 increased by $16 million, or 9%, to $185 million, compared with $169 million in the three months ended June 30, 2024. Gross profit percentage in the three months ended June 30, 2025 decreased by 70 basis points to 12.7%, compared with 13.4% in the three months ended June 30, 2024. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2025 decreased by 50 basis points to 13.6% compared with 14.1% in the three months ended  June 30, 2024, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2025 decreased by $9 million, or 12%, to $68 million, compared with $77 million in the three months ended June 30, 2024. The decrease in sales, general and administration expenses was primarily due to the recovery of customer receivable balances in the current period which had been provided for in the same period in the prior year.

Ardagh Metal Packaging S.A.

Intangible amortization

Intangible amortization in the three months ended June 30, 2025 decreased by $2 million, or 5% to $35 million, compared with $37 million in the three months ended June 30, 2024, primarily due to a decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the three months ended June 30, 2025 increased by $27 million, or 49% to $82 million compared with $55 million in the three months ended June 30, 2024 due to higher gross profit, lower sales, general and administration expenses and intangible amortization as outlined above.

Net finance expense

Net finance expense in the three months ended June 30, 2025 increased by $16 million, or 31% to $67 million, compared with $51 million in the three months ended June 30, 2024. Net finance expense in the three months ended June 30, 2025 and 2024 comprised the following:

	Three months ended June 30,
	2025	2024
	$'m	$'m
Senior Facilities interest expense	40	33
Net pension interest costs	1	1
Lease interest cost	6	6
Losses on derivative financial instruments	3	—
Foreign currency translation losses	1	—
Other net finance expense	8	11
Net finance expense before exceptional items	59	51
Exceptional net finance expense	8	—
Net finance expense	67	51

Interest expense in the three months ended June 30, 2025 increased by $7 million to $40 million, compared with $33 million in the three months ended June 30, 2024. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the three months ended June 30, 2025 of $6 million is consistent with the three months ended June 30, 2024.

Losses on derivative financial instruments in the three months ended June 30, 2025 amounted to $3 million, compared with $nil in the three months ended June 30, 2024, primarily related to the Group’s CCIRS and vPPA, which was entered into during July 2024.

Foreign currency translation losses in the three months ended June 30, 2025 amounted to $1 million, compared with $nil in the three months ended June 30, 2024.

Exceptional net finance expense of $8 million in the three months ended June 30, 2025 relates to a loss on the movement in the fair market value, partly offset by foreign currency movements on the Earnout Shares. Exceptional net finance expense in the three months ended June 30, 2024 was $nil.

Ardagh Metal Packaging S.A.

Income tax charge

Income tax charge in the three months ended June 30, 2025 was $10 million, compared with an income tax charge of $2 million in the three months ended June 30, 2024. The increase of $8 million in the income tax charge is due to an increase of $7 million in income tax charge on profit before exceptional items attributable to the increase in profit before exceptional items in the three months ended June 30, 2025, in addition to a decrease in exceptional tax credits of $1 million in the three months ended June 30, 2025 attributable to a decrease in tax deductible exceptional items in the three months ended June 30, 2025.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended June 30, 2025 was 30%, compared with 29% for the three months ended June 30, 2024. The increase in ETR primarily relates to changes in profitability mix in the three months ended June 30, 2025.

Profit for the period

As a result of the items described above, the Group recognized a profit of $5 million for the three months ended June 30, 2025, compared with a profit of $2 million in the three months ended June 30, 2024.

Six months ended June 30, 2025 compared with six months ended June 30, 2024:

	Unaudited
	Six months ended June 30,
	2025	2024
	$'m	$'m
Revenue	2,723	2,400
Cost of sales	(2,388)	(2,108)
Gross profit	335	292
Sales, general and administration expenses	(144)	(150)
Intangible amortization	(68)	(73)
Operating profit	123	69
Net finance expense	(117)	(86)
Profit/(loss) before tax	6	(17)
Income tax (charge)/credit	(6)	7
Profit/(loss) for the period	–	(10)

Revenue

Revenue in the six months ended June 30, 2025 increased by $323 million, or 13% to $2,723 million, compared with $2,400 million in the six months ended June 30, 2024. The increase, excluding favorable foreign currency translation effects of $6 million, principally reflects favorable volume/mix effects and the pass through to customers of higher input costs.

Cost of sales

Cost of sales in the six months ended June 30, 2025 increased by $280 million, or 13%, to $2,388 million, compared with $2,108 million in the six months ended June 30, 2024. Pre-exceptional cost of sales increased by $282 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue as noted above and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Metal Packaging S.A.

Gross profit

Gross profit in the six months ended June 30, 2025 increased by $43 million, or 15.0%, to $335 million, compared with $292 million in the six months ended June 30, 2024. Gross profit percentage in the six months ended June 30, 2025 increased by 10 basis points to 12.3%, compared with 12.2% in the six months ended June 30, 2024. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2025 of 12.9% is consistent with the six months ended  June 30, 2024. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2025 decreased by $6 million, or 4%, to $144 million, compared with $150 million in the six months ended June 30, 2024. The decrease in sales, general and administration expenses was primarily due to the recovery of customer receivable balances in the current period which had been provided for in the same period in the prior year. Excluding exceptional items, sales, general and administration expenses decreased by $4 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the six months ended June 30, 2025 decreased by $5 million, or 7% to $68 million, compared with $73 million in the six months ended June 30, 2024, primarily due to a decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the six months ended June 30, 2025 increased by $54 million, or 78% to $123 million compared with $69 million in the six months ended June 30, 2024 due to higher gross profit, lower sales, general and administration expenses and intangible amortization as outlined above.

Net finance expense

Net finance expense in the six months ended June 30, 2025 increased by $31 million, or 36% to $117 million, compared with $86 million in the six months ended June 30, 2024. Net finance expense in the six months ended June 30, 2025 and 2024 comprised the following:

	Six months ended June 30,
	2025	2024
	$'m	$'m
Senior Facilities interest expense	79	66
Net pension interest costs	2	2
Lease interest cost	12	12
Losses on derivative financial instruments	8	—
Foreign currency translation losses	2	1
Other net finance expense	12	22
Net finance expense before exceptional items	115	103
Exceptional net finance expense/(income)	2	(17)
Net finance expense	117	86

Ardagh Metal Packaging S.A.

Interest expense in the six months ended June 30, 2025, increased by $13 million to $79 million, compared with $66 million in the six months ended June 30, 2024. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the six months ended June 30, 2025 of $12 million is consistent with the six months ended June 30, 2024.

Losses on derivative financial instruments in the six months ended June 30, 2025 amounted to $8 million, compared with $nil in the six months ended June 30, 2024, primarily related to the Group’s vPPA, which was entered into during July 2024, and the Group’s CCIRS.

Foreign currency translation losses in the six months ended June 30, 2025 amounted to $2 million, compared with $1 million in the six months ended June 30, 2024.

Exceptional net finance expense of $2 million in the six months ended June 30, 2025, relates to a loss on movement in the fair value of $3 million, partly offset by foreign currency movements on the Earnout Shares. Exceptional net finance expense in the six months ended June 30, 2024, relates to gains on movement in the fair market values of the Earnout Shares and Private and Public Warrants.

Income tax (charge)/credit

Income tax charge in the six months ended June 30, 2025 was $6 million, compared with an income tax credit of $7 million in six months ended June 30, 2024. The increase of $13 million in the income tax charge is due to an increase of $11 million in income tax charge on profit before exceptional items attributable to the increase in profit before exceptional items in the six months ended June 30, 2025, in addition to a $2 million decrease in income tax credit on exceptional items attributable to the decrease in tax deductible exceptional items in the six months ended June 30, 2025.

The effective income tax rate (ETR) on profit before exceptional items for the six months ended June 30, 2025 was 28%, compared with 31% for the six months ended June 30, 2024. The decrease in ETR primarily relates to changes in profitability mix in the six months ended June 30, 2025.

Profit/(loss) for the period

As a result of the items described above, the Group recognized a nil profit or loss for the six months ended June 30, 2025, compared with a loss of $10 million in the six months ended June 30, 2024.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax charge/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2025.

Ardagh Metal Packaging S.A.

Adjusted EBITDA in the three months ended June 30, 2025 increased by $32 million, or 18%, to $210 million, compared with $178 million in the three months ended June 30, 2024. The increase is principally due to favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Adjusted EBITDA in the six months ended June 30, 2025 increased by $53 million, or 17%, to $365 million, compared with $312 million in the six months ended June 30, 2024. Adjusted EBITDA increased principally due to favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance expense and income tax credits:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Start-up related and other costs	3	9	5	17
Impairment - property, plant and equipment	10	—	10	—
Exceptional items – cost of sales	13	9	15	17
Transaction-related and other costs	1	1	2	4
Exceptional items – SG&A expenses	1	1	2	4
Exceptional finance expense/(income)	8	—	2	(17)
Exceptional items – finance expense/(income)	8	—	2	(17)
Exceptional income tax credit	(1)	(2)	(1)	(3)
Total exceptional items, net of tax	21	8	18	1

ss

2025

A net charge of $18 million has been recognized as exceptional items in the six months ended June 30, 2025, primarily comprising:

●	$5 million start-up related and other costs in the Americas ($3 million) and in Europe ($2 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$2 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$2 million net exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares of $3 million, partly offset by foreign currency movements.
●	Tax credits of $1 million have been recognised in relation to the above items.

2024

A net charge of $1 million has been recognized as exceptional items in the six months ended June 30, 2024, primarily comprising:

●	$17 million start-up related and other costs in the Americas ($11 million) and Europe ($6 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$4 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been recognized in relation to the above exceptional items.

Segment information

Three months ended June 30, 2025 compared with three months ended June 30, 2024

Segment results for the three months ended June 30, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	615	566	77	79
Americas	840	693	133	99
Group	1,455	1,259	210	178

Revenue

Europe. Revenue increased by $49 million, or 9%, to $615 million in the three months ended June 30, 2025, compared with $566 million in the three months ended June 30, 2024. The increase in revenue was principally due to favorable foreign currency translation effects of $23 million, positive volume/mix effects and the pass through of higher input costs to customers.

Americas. Revenue increased by $147 million, or 21%, to $840 million in the three months ended June 30, 2025, compared with $693 million in the three months ended June 30, 2024. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA decreased by $2 million, or 3%, to $77 million in the three months ended June 30, 2025, compared with $79 million in the three months ended June 30, 2024. The decrease in Adjusted EBITDA was principally due to lower input cost recovery, partly offset by lower operational and overhead costs, positive volume/mix effects and favorable foreign currency translation effects.

Americas. Adjusted EBITDA increased by $34 million, or 34%, to $133 million in the three months ended June 30, 2025, compared with $99 million in the three months ended June 30, 2024. The increase was primarily driven by favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Ardagh Metal Packaging S.A.

Six months ended June 30, 2025 compared with six months ended June 30, 2024

Segment results for the six months ended June 30, 2025 and 2024 are:

	Revenue		Adjusted EBITDA
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m
Europe	1,143	1,047	126	122
Americas	1,580	1,353	239	190
Group	2,723	2,400	365	312

Revenue

Europe. Revenue increased by $96 million, or 9%, to $1,143 million in the six months ended June 30, 2025, compared with $1,047 million in the six months ended June 30, 2024. The increase in revenue was principally due to favorable volume/mix effects, the pass through of higher input costs to customers and favorable foreign currency translation effects of $6 million.

Americas. Revenue increased by $227 million, or 17%, to $1,580 million in the six months ended June 30, 2025, compared with $1,353 million in the six months ended June 30, 2024. The increase in revenue principally reflected favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $4 million, or 3%, to $126 million in the six months ended June 30, 2025, compared with $122 million in the six months ended June 30, 2024. The increase in Adjusted EBITDA was principally due to lower operational and overhead costs and favorable volume/mix effects, partly offset by lower input cost recovery.

Americas. Adjusted EBITDA increased by $49 million, or 26%, to $239 million in the six months ended June 30, 2025, compared with $190 million in the six months ended June 30, 2024. The increase was primarily driven by favorable volume/mix effects and lower operational and overhead costs, partly offset by lower input cost recovery.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at June 30, 2025:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	527	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	586	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	316	—
Global Asset Based Loan Facility	USD	333	06-Aug-26	Revolving	—	—	333
Bradesco Facility	BRL	500	30-Sep-28	Bullet	—	—	91
Lease obligations	Various	—	Various	Amortizing	—	370	—
Other borrowings	Various	—	Rolling	Amortizing	—	36	—
Total borrowings						4,085	91
Deferred debt issue costs						(24)	—
Net borrowings						4,061	91
Cash, cash equivalents and restricted cash						(256)	256
Derivative financial instruments used to hedge foreign currency and interest rate risk						46	—
Net debt / available liquidity						3,851	347

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2026.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2026
		(in millions)			(in $ millions)
Lease obligations	Various	—	Various	Amortizing	98
Other borrowings	Various	—	Rolling	Amortizing	14
Minimum net repayment					112

The Group generates substantial cash flow from its operations and had $256 million in cash, cash equivalents and restricted cash at June 30, 2025.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to

Ardagh Metal Packaging S.A.

fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2025 and 2024:

	Unaudited
	Six months ended June 30,
	2025	2024
	$'m	$'m
Operating profit	123	69
Depreciation and amortization	225	222
Exceptional operating items	17	21
Movement in working capital (1)	(315)	(271)
Exceptional costs paid, including restructuring	(7)	(42)
Cash flows from/(used in) operations	43	(1)
Net interest paid	(99)	(93)
Settlement of foreign currency derivative financial instruments	(31)	1
Income tax paid	(13)	(11)
Cash flows used in operating activities	(100)	(104)

Capital expenditure (2)	(81)	(98)
Net cash used in investing activities	(81)	(98)

Proceeds from borrowings	—	214
Repayment of borrowings	(6)	(33)
Deferred debt issue costs paid	(3)	—
Lease payments	(51)	(44)
Dividends paid	(132)	(132)
Net cash (used in)/received from financing activities	(192)	5

Net decrease in cash, cash equivalents and restricted cash	(373)	(197)

Cash, cash equivalents and restricted cash at beginning of period	610	443
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	19	(10)
Cash, cash equivalents and restricted cash at end of period	256	236

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows used in operating activities decreased by $4 million to $100 million the six months ended June 30, 2025, from $104 million in the the same period in 2024. The decrease was due to an increase in operating profit of $54 million, a decrease in exceptional costs paid, including restructuring, of $35 million and an increase in depreciation and amortization of $3 million, partly offset by an increase in working capital outflows of $44 million, higher outflows from settlements of foreign currency derivative financial instruments of $32 million, an increase in interest payments of $6 million, a decrease in exceptional operating items of $4 million, an increase in income tax paid of $2 million.

Ardagh Metal Packaging S.A.

Net cash used in investing activities

Net cash used in investing activities decreased by $17 million to $81 million in the six months ended June 30, 2025, compared with $98 million in the same period in 2024, mainly driven by reduced spend on the Group’s growth investment program.

Net cash (used in)/received from financing activities

Net cash used in financing activities represents an outflow of $192 million in the six months ended June 30, 2025 compared with a $5 million inflow in the same period in 2024.

There were no drawings on the Group's facilities during the six months ended June 30, 2025 compared with $214 million in the six months ended June 30, 2024.

Repayment of borrowings of $6 million primarily reflects the repayment of other borrowings during the six months ended June 30, 2025.

Lease payments of $51 million in the six months ended June 30, 2025, increased by $7 million compared to $44 million in the six months ended June 30, 2024, reflecting increased principal repayments on the Group’s lease obligations.

In the six months ended June 30, 2025, the Company paid dividends to shareholders of $132 million (2024: $132 million). On February 25, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2025 to shareholders of record on March 13, 2025. On February 25, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 27, 2025. On April 22, 2025, the Board approved an interim dividend of $0.10 per ordinary share. The interim cash dividend was paid on May 15, 2025 to shareholders of record on May 5, 2025. On April 22, 2025, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on May 15, 2025.

Working capital

In the six months ended June 30, 2025, the working capital outflow during the period increased by $44 million to $315 million, from an outflow of $271 million for the six months ended June 30, 2024. The increase was primarily due to unfavorable cash flows related to trade and other receivables and inventories, partly offset by favorable cash flows related to trade and other payables, compared with the same period in 2024.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the six months ended June 30, 2025 decreased by $35 million to $7 million, compared with $42 million in the six months ended June 30, 2024. In the six months ended June 30, 2025, amounts paid of $7 million comprised $4 million of start-up costs mainly relating to the Group’s growth investment program and $3 million of restructuring and other transaction-related costs related to the Group’s transformation initiatives.

Income tax paid

Income tax paid during the six months ended June 30, 2025 was $13 million, which represents an increase of $2 million compared with $11 million paid in the six months ended June 30, 2024. The increase in income tax paid is primarily attributable to refunds received in certain jurisdictions in the six months ended June 30, 2024 not repeating in the current year.

Ardagh Metal Packaging S.A.

Capital expenditure

	Six months ended June 30,
	2025	2024
	$'m	$'m
Europe	40	40
Americas	41	58
Net capital expenditure	81	98

Capital expenditure for the six months ended June 30, 2025 decreased by $17 million to $81 million, compared with $98 million for the six months ended June 30, 2024. The decrease was mainly driven by reduced spend on the Group’s growth investment program. Capital expenditure for the six months ended June 30, 2025 includes $30 million (2024: $50 million) related to the growth investment program.

In Europe, capital expenditure in the six months ended June 30, 2025 of $40 million is consistent with the same period in 2024. In the Americas, capital expenditure in the six months ended June 30, 2025 was $41 million, compared with $58 million in the same period in 2024, with the decrease primarily attributable to reduced spend on the Group’s growth investment program and lower maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $677 million were sold under these programs at June 30, 2025 (December 31, 2024: $620 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations. Included within trade and other payables at June 30, 2025 is an amount of $36 million (December 31, 2024 $111 million) where suppliers have received payments from the processors.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;  competition from other metal packaging producers and alternative forms of packaging; concentration of our customers or suppliers, or changes in our customers’ or suppliers’ strategic choices, such as whether to prioritize price or volume requirements; a significant write-down of goodwill; varied seasonal demands for our products and unseasonable weather conditions; changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation; further consolidation of our existing customer base; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption; changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; currency, interest rate and commodity price fluctuations; any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business; interruption in the operations of our production facilities including through infrastructure failure caused by physical damage; acquisitions, including with respect to successful integration; organized strikes or work stoppages by our unionized employees; dependence on our executive and senior management, and other highly skilled personnel; costs and future funding obligations associated with post-retirement benefits provided to our employees; data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk; litigation, arbitration and other proceedings; insufficient or prohibitively expensive insurance coverage; failure to maintain an effective system of disclosure controls and internal controls over financial reporting; risk relating to the Services Agreement; risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by the Ardagh Group and our status as a Luxembourg company and a foreign private issuer; and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Ardagh Metal Packaging S.A.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.